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              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Response)
================================================================================
1. Name and Address of Reporting Person(*)

The Goldman Sachs Group, Inc.
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)

85 Broad Street
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                                    (Street)

  New York                NY                    10004
--------------------------------------------------------------------------------
   (City)               (State)                 (Zip)


================================================================================
2. Issuer Name and Ticker or Trading Symbol

ProMedCo Management Company (NASDAQ: PMCO)
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

June/2000
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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================================================================================
7. Individual or Joint/Group Filing
   (Check Applicable Line)

   [   ]   Form filed by One Reporting Person
   [ X ]   Form filed by More than One Reporting Person


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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


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
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

*    If the form is filed by more than one reporting person, see Instruction
     4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    Form of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying      8.      ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities         Price   Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)   of      ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------   Deriv-  Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)          Amount     ative   at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------          or         Secur-  of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-          Number     ity     Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion             of         (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)  (D)     cisable  Date     Title   Shares     5)      4)        4)       4)
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

Warrants to         $97.00   6/12/00  C              125,000 (1)Immed 6/12/03  Common  3,125,000  (1)     -0-       (2)      (2)
purchase Series                                                                Stock
B Convertible
Preferred Stock
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Series B            (1)      6/12/00  C         125,000      (1)Immed 6/12/07  Common  3,125,000  (1)     125,000   (2)      (2)
Convertible                                                                    Stock
Preferred Stock
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Series A            $2.50                                    Immed.   6/12/07  Common  17,000,000         425,000   (2)      (2)
Convertible                                                                    Stock
Preferred Stock
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====================================================================================================================================

Explanation of Responses:  (SEE ATTACHED PAGES)




  See attached page                                        See attached page
---------------------------------------------            -----------------------
      (**)Signature of Reporting Person                         Date
           By Attorney-in-fact

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Item 1:  The Goldman Sachs Group, Inc.
         85 Broad Street
         New York, NY 10004
Item 2:  ProMedCo Management Company (NASDAQ:PMCO)
Item 4:  June 2000

Instruction 4(b)(v) list of other Reporting Persons:

This statement is being filed by GS Capital Partners III, L.P. ("GS Capital III"), GS Capital Partners III Offshore, L.P. ("GS Offshore"), GS Capital Partners III Germany Civil Law Partnership ("GS Germany"), Stone Street Fund 2000, L.P. ("Stone 2000)"; and together with GS Capital III, GS Offshore and GS Germany, the "Limited Partnerships"), GS Advisors III, L.L.C. ("GS Advisors"), Goldman, Sachs & Co. oHG ("GS oHG"), Stone Street 2000, L.L.C. ("Stone L.L.C."), Goldman, Sachs & Co. ("Goldman Sachs"), and The Goldman Sachs Group, Inc. ("GS Group"; and together with GS Advisors, GS oHG, Stone L.L.C., Goldman Sachs and the Limited Partnerships, the "Reporting Persons"). The principal business address of each Reporting Person (other than GS Offshore, GS Germany and GS oHG) is 85 Broad Street, New York, NY 10004. The principal business address for GS Offshore is c/o Maples and Calder, P.O. Box 309, Grand Cayman, Cayman Islands. The principal business address for each of GS Germany and GS oHG is MesseTurm, 60308 Frankfurt am Main, Germany.

Explanation of Responses:

(1) On June 12, 2000, the Limited Partnerships acquired in the aggregate 125,000 shares of the Company's Series B Convertible Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock") through the exercise of 125,000 warrants at an exercise price of $97.00 per share. Each share of Series B Preferred Stock is convertible at any time at the option of the holder into such number of fully paid and nonassessable shares of the Company's Common Stock, par value $0.01 per share (the "Common Stock"), as is determined by dividing (x) the Series B Liquidation Preference (defined below) as of the conversion date, by (y) the Series B Conversion Price (defined below) as of the conversion date. The initial conversion price for Series B Preferred Stock is $4.00 per share, which is subject to adjustment as provided in the Certificate of Designation of the Series B Preferred Stock (the "Series B Conversion Price"). The "Series B Liquidation Preference" is $100.00 per share (as adjusted for any stock dividends, combinations or splits with respect to such share), plus an amount equal to all accrued but unpaid dividends (whether or not declared) on such share.

(2) Each of Goldman Sachs and GS Group may be deemed to own beneficially and indirectly in the aggregate 20,125,000 shares of Common Stock, all of which shares may be deemed to be beneficially owned by the Limited Partnerships by reason of their deemed beneficial ownership of 425,000 shares of the Company's Series A Convertible Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock") and 125,000 shares of Series B Preferred Stock. Affiliates of Goldman Sachs and GS Group are the general partner or managing partner of the Limited Partnerships. Goldman Sachs is the investment manager of GS Capital III, GS Offshore and GS Germany. Goldman Sachs is an indirect wholly owned subsidiary of GS Group. Goldman Sachs and GS Group each disclaim beneficial ownership of the securities owned by the Limited Partnerships except to the extent of their pecuniary interest therein.

     GS Capital III may be deemed to own beneficially and directly and its general partner, GS Advisors, may be deemed to own beneficially and indirectly an aggregate of 14,956,795 shares of Common Stock by reason of GS Capital III's deemed beneficial ownership of 315,858 shares of Series A Preferred Stock and 92,899 shares of Series B Preferred Stock. GS Advisors disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

     GS Offshore may be deemed to own beneficially and directly and its general partner, GS Advisors, may be deemed to own beneficially and indirectly an aggregate of 4,111,795 shares of Common Stock by reason of GS Offshore's deemed beneficial ownership of 86,833 shares of Series A Preferred Stock and 25,539 shares of Series B Preferred Stock. GS Advisors disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

     GS Germany may be deemed to own beneficially and directly and its managing partner, GS oHG, may be deemed to own beneficially and indirectly an aggregate of 690,505 shares of Common Stock by reason of GS Germany's deemed beneficial ownership of 14,582 shares of Series A Preferred Stock and 4,289 shares of Series B Preferred Stock. GS oHG disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

     Stone 2000 may be deemed to own beneficially and directly and its general partner, Stone L.L.C., may be deemed to own beneficially and indirectly an aggregate of 365,905 shares of Common Stock, by reason of Stone 2000's deemed beneficial ownership of 7,727 shares of Series A Preferred Stock and 2,273 shares of Series B Preferred Stock. Stone L.L.C. disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein.

                                SIGNATURES:

                                          GOLDMAN, SACHS & CO.

                                          By: /s/ Roger S. Begelman
                                              -----------------------------
                                              Name:  Roger S. Begelman
                                              Title: Attorney-in-fact


                                          THE GOLDMAN SACHS GROUP, INC.

                                          By: /s/ Roger S. Begelman
                                              -----------------------------
                                              Name:  Roger S. Begelman
                                              Title: Attorney-in-fact


                                          GS ADVISORS III, L.L.C.

                                          By: /s/ Roger S. Begelman
                                              -----------------------------
                                              Name:  Roger S. Begelman
                                              Title: Attorney-in-fact


                                          GS CAPITAL PARTNERS III, L.P.

                                          By: /s/ Roger S. Begelman
                                              -----------------------------
                                              Name:  Roger S. Begelman
                                              Title: Attorney-in-fact


                                          GS CAPITAL PARTNERS III OFFSHORE, L.P.

                                          By: /s/ Roger S. Begelman
                                              -----------------------------
                                              Name:  Roger S. Begelman
                                              Title: Attorney-in-fact


                                          GS CAPITAL PARTNERS III GERMANY
                                            CIVIL LAW PARTNERSHIP (with
                                            limitation of liability)

                                          By: /s/ Roger S. Begelman
                                              -----------------------------
                                              Name:  Roger S. Begelman
                                              Title: Attorney-in-fact


                                          GOLDMAN, SACHS & CO. oHG

                                          By: /s/ Roger S. Begelman
                                              -----------------------------
                                              Name:  Roger S. Begelman
                                              Title: Attorney-in-fact


                                          STONE STREET FUND 2000, L.P.

                                          By: /s/ Roger S. Begelman
                                              -----------------------------
                                              Name:  Roger S. Begelman
                                              Title: Attorney-in-fact

                                          STONE STREET 2000, L.L.C.

                                          By: /s/ Roger S. Begelman
                                              -----------------------------
                                              Name:  Roger S. Begelman
                                              Title: Attorney-in-fact

                                          Date: July 10, 2000